Exhibit 99.3

Nova Minerals Limited

ACN 006 690 348

Annual General Meeting – Notice and Proxy Form

Dear Shareholder,

Nova Minerals Limited (ASX: NVA) (the Company) advises that it is convening its 2024 Annual General Meeting (AGM or Meeting) of shareholders to be held at 10:00 am (AEDT) on Thursday, 14 November 2024 via a virtual meeting.

The Company respects the rights of shareholders to participate in the AGM and understands the importance of the meeting to shareholders. Shareholders who attend the Meeting will be able to watch, listen, ask questions and participate in all poll votes put to the Meeting. The Notice of Meeting can be downloaded from the link below or will be available on the ASX Market Announcement page (ASX: NVA) here.

In accordance with the Corporations Act 2001 (Cth) the Company will not be sending hard copies of the Notice of Meeting to shareholders unless a shareholder has requested a hard copy.

All resolutions will be decided on a poll. The poll will be conducted based on votes submitted by proxy and at the Meeting by shareholders who can vote in accordance with the instructions set out below.

If you wish to virtually attend the AGM, please pre-register in advance for the virtual meeting here.

After registering, you will receive a confirmation containing information on how to attend the virtual meeting on the day of the AGM.

Shareholders may submit questions in advance of the Meeting by email to the Company Secretary at ian@novaminerals.com.au. Responses will be provided at the Meeting in respect of all valid questions received prior to 10:00 am (AEDT) on 12 November 2024.

A copy of the Notice of Meeting can be viewed and downloaded online at the following link here.

A copy of your personalised Proxy Form is enclosed for convenience. Proxy votes may also be lodged online by using the link here.

(Login and click on ‘Meetings’. Use the Holder Number shown at the top of your Proxy Form.)

If you have any difficulties obtaining a copy of the Notice of Meeting please contact the Company’s share registry, Automic Group Pty Ltd on 1300 288 664 (within Australia) or +61 2 9698 5414 (Overseas).

Yours sincerely

Ian Pamensky – Company Secretary

14 October 2024